Exhibit 99.2.c

BULK
Ashton Mining of Canada Inc.
2005 Annual Report

2	President’s Message

4	Quebec

10	Other Exploration

11	Management’s Discussion & Analysis

21	Report of Management / Auditors’ Report

22	Consolidated Financial Statements

25	Notes to the Consolidated Financial Statements

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2005 Highlights
2006 Objectives

Ashton will further advance the Foxtrot project in Quebec through the collection of a 6,000 carat parcel of diamonds, positioning Foxtrot as one of the most promising diamond exploration projects in Canada.

2005 Highlights

Determined a modeled value of US$88 per carat for diamonds from the Renard cluster on the Foxtrot property in north-central Quebec

Increased from 12 million to approximately 23 to 27 million tonnes the estimated tonnage on Renard 2, 3, 4 and 9, the four Renard bodies that have returned samples with the highest diamond content

Estimated that the four Renard bodies contain 18 to 22 million carats of diamonds. Samples from three of these bodies have a diamond content greater than 92 carats per hundred tonnes (“cpht”)

Recovered a 5.7 carat diamond, the largest diamond discovered to date in the province of Quebec, from boulder samples collected from the Lynx Anomaly and determined that the boulders have an estimated diamond content of 135 cpht

Collected a 34 tonne mini-bulk sample from the Lynx dyke system by trenching

Discovered four new kimberlitic bodies on the Foxtrot property, including the Hibou dyke, bringing to 13 the total number of bodies discovered on the property to date

Completed reconnaissance indicator mineral sampling in several areas of Canada and target drilling in Nunavut and Alberta

Discovered a new kimberlite in Nunavut

Raised $9 million in December, ending 2005 with a treasury position of $16.1 million

2006 Objectives

Collect a bulk sample of more than 6,000 tonnes of kimberlitic material by trenching and underground mining methods from Renard 2, 3 and 4 to recover a parcel of at least 6,000 carats of diamonds

Install and commission a modular dense media separation test facility on the Foxtrot property

Commence the processing of the 6,000 tonne bulk sample and recover diamonds from the initial sample batches

Collect a mini-bulk sample of approximately 75 tonnes from Renard 9 to increase the level of confidence of the estimated diamond content of this body

Continue the evaluation of the Lynx and Hibou dyke systems through additional drilling and mini-bulk sampling to better define their diamond content

Discover new diamond-bearing kimberlitic bodies on the Foxtrot property

Continue early-stage reconnaissance programs to discover new potential diamond districts in Canada

Maintain a strong treasury position to support operations beyond 2006

Robert Boyd, President and Chief Executive Officer (middle) and Project Managers Alan O’ Connor (left) and Dave Skelton (right) discuss the Quebec exploration and bulk sample plans.

To my fellow shareholders

On behalf of the Board of Directors, I am pleased to report that 2005, our 12th year as a publicly traded company, was another year of great progress for Ashton Mining of Canada Inc. We continue to invest the majority of our resources and energy in expanding the potential of the Foxtrot property in the Otish Mountains region of north-central Quebec. Our achievements during the year are a testament to this commitment.  The continued advancement of this project through each successive exploration stage moves us closer to achieving our prime objective of increasing shareholder value by defining a diamond deposit that warrants development into a producing operation.

During the year, the valuation of a 459 carat parcel of Renard diamonds resulted in a modeled rough diamond value of US$88 per carat. Additionally, based on the data generated from more than 220 holes drilled to date, we now estimate that Renard 2, 3, 4 and 9 contain 18 to 22 million carats of diamonds in 23 to 27 million tonnes of kimberlitic material. Samples processed to date from three of these bodies have returned sample diamond contents greater than 92 carats per hundred tonnes, results that compare favourably to the diamond content of the ore processed at a number of existing diamond mines. Drilling on Renard 2 during the year was especially noteworthy, resulting in a significant increase in the size of this body. We now estimate that Renard 2 contains from 9 to 11 million carats of diamonds. The continuous intersection drilled to a depth of 562 metres below surface at Renard 2 represents one of the longest continuous kimberlitic intersections ever reported in Canada.

Four new kimberlitic dykes were discovered on the Foxtrot property in 2005, bringing to 13 the total number of bodies discovered on this property to date. The most significant dyke systems discovered to date, the Lynx, Hibou, and North Anomaly dyke systems, will require additional evaluation in 2006 to further investigate their potential to complement a future economic evaluation of the Renard cluster of nine kimberlitic bodies. The cumulative 14.2 tonnes of Lynx surface boulder material collected to date has returned an estimated diamond content of 135 cpht. The diamonds recovered include a 5.7 carat stone, the largest diamond recovered to date in Quebec. The diamond results from Lynx, along with the discovery of new kimberlitic dykes in 2005, confirm the exploration potential of the Foxtrot property and give us confidence that continued exploration of the property will lead to new discoveries.

The most significant development for your Corporation in 2005 was the decision late in the year to proceed with the collection of a bulk sample designed to recover a parcel of more than 6,000 carats of diamonds from the Renard cluster. The bulk sample will be the most substantial program ever undertaken by Ashton, and elevates the Foxtrot project to a stage of exploration that only a select few diamond projects ever achieve.

The $24 million program, of which Ashton and its joint venture partner will each fund fifty percent, will involve continued exploration to generate new discoveries and the excavation, through trenching and underground mining methods, of at least 6,000 tonnes from Renard 2, 3 and 4. In addition, a 75 tonne mini-bulk sample will be collected from Renard 9 by reverse circulation drilling. Existing data indicate that Renard 2, 3, 4 and 9 are the four kimberlitic bodies in the Renard

2   Ashton Mining of Canada Inc. 2005 Annual Report

An estimated twenty million carats, together with a diamond value that exceeds the world average price for rough diamonds, strongly position the Foxtrot project in Quebec as one of a select group of advanced diamond exploration projects in Canada. We are embarking on a program to recover at least 6,000 carats of diamonds to assist in completing a preliminary feasibility study.

cluster that have the highest diamond potential. Most of the bulk sample material will be processed by dense media separation (“DMS”) at an on-site test facility to be commissioned later this year. The resulting DMS concentrates will undergo post-processing and diamond recovery at Ashton’s North Vancouver laboratory.

The parcel of diamonds recovered from the bulk sample is expected to increase our exposure to the population of diamonds greater than two carats, which are the major contributors to the average diamond value of a parcel. The results of the valuation of these diamonds will be applied in completing a pre-feasibility study.

One of Ashton’s core strengths is early-stage diamond exploration. To date, we have played a leading role in the discovery of three new diamond districts in Canada, of which the most significant is in north-central Quebec. Your Corporation recognizes the importance of maintaining a strong and balanced portfolio of grassroots exploration activities and properties at the initial drill target stage in regions of Canada considered prospective for diamonds and therefore will continue to pursue these early stage exploration initiatives in 2006.

Through consultation and dialogue, Ashton is committed to maintaining harmonious relations with communities and other stakeholders in our active project areas. As exploration projects such as Foxtrot advance towards development, they have significant potential to benefit the local communities through sustainable employment opportunities, training programs and the utilization of local businesses for the supply of goods and services.

The Corporation continues to benefit from the insight and guidance of its highly experienced Board of Directors whose considerable contributions during the year deserve recognition.

In April 2005, Mr. John Cole, Ashton’s longest serving Director, was appointed Chair of the Board upon the retirement of Dr. David Robertson. On behalf of the Board, I would like to recognize Dr. Robertson’s contribution to the Corporation during the 12 years in which he served as a Chair and as a Director. I would also like to welcome, on behalf of the Board, Messrs. Pierre Lebel, David Watkins and Stephen Jopling who became Directors during the year. We look forward to their contributions to the Corporation’s continuing success.

I would like to thank all of the Corporation’s dedicated and skilled employees for their exceptional efforts during 2005. Ashton is fortunate to have one of the most accomplished teams in the industry, representing more than 160 combined years of diamond exploration experience. I would also like to thank our shareholders for their continuing support and encouragement.

In conclusion, the decision to advance the Quebec project towards completion of a pre-feasibility study firmly established 2005 as a pivotal year for your Corporation. We now look forward to completing the bulk sample program of the Renard cluster, to continuing exploration on our other diamond projects, and providing our shareholders with further updates as our programs advance throughout the coming year.

Robert Boyd
President and Chief Executive Officer
February 16, 2006

Ashton Mining of Canada Inc. 2005 Annual Report   3

Ashton and its joint venture partner achieved a major milestone on the Foxtrot project in 2005 with the decision to proceed with the collection of a parcel of at least 6,000 carats from the Renard cluster.

Renard 2, 3, 4 and 9

The accumulated drill data for Renard 2, 3, 4 and 9, combined with certain assumptions about the shape of the bodies at depth, suggest that they may contain from 23 to 27 million tonnes of kimberlitic material. On the basis of the estimated diamond content of samples processed to date, these bodies could potentially contain 18 to 22 million carats of diamonds. As noted in the Management’s Discussion and Analysis on page 15 of this Annual Report, these estimates are conceptual in nature and do not conform to the definition of a “mineral resource” established by National Instrument 43-101. The potential depth of the four bodies was demonstrated by drilling continuous kimberlitic intersections to a maximum depth of 562 metres below surface for Renard 2 and to more than 300 metres below surface for the other three bodies.

Samples with a cumulative weight of 173, 160 and 178 tonnes have been collected from Renard 2, 3, and 4, respectively. After processing by dense media separation (“DMS”), these samples have returned an estimated diamond content of 92, 124 and 46 cpht, respectively. The Renard 4 sample included 9.16 tonnes of material collected by drilling and trenching from an exposed outcrop at the northern end of the body. This material has an estimated diamond content of 173 cpht. Additional drilling is required to determine the extent of this higher grade zone. After processing by DMS, a total of 12.2 tonnes of material from Renard 9 returned a diamond content of 97 cpht. Two diamonds, each weighing more than three carats, account for more than 50 percent of the weight of diamonds recovered to date from this body.

4   Ashton Mining of Canada Inc. 2005 Annual Report

Summary of Estimated Tonnage and Diamond Results
Renard 2, 3, 4 and 9
KIMBERLITIC	DEEPEST DRILL	ESTIMATED TONNAGE				DMS RESULTS		ESTIMATED
BODY	INTERSECTION	(MILLION TONNES) (See Note 1)				MAY 2004 TO PRESENT		NUMBER
	(METRES	DRILL	PROJECTED		TOTAL	WEIGHT OF	ESTIMATED	OF CARATS
	BELOW	INDICATED	LOW	HIGH		SAMPLE	DIAMOND	(MILLIONS)
	SURFACE)					(TONNES)	CONTENT
							OF SAMPLE
							(CPHT)
							(See Note 2)
Renard 2	562	6.5	3.4	5.9	9.9 to 12.4	173	92	9.1 to 11.4
Renard3	360	1.7	0.3	0.4	2.0 to 2.1	160	124	2.5 to 2.6
Renard 4	302	6.1	1.6	2.9	7.7 to 9.0	178	46	3.5 to 4.1
Renard 9	364	3.2	0.4	0.8	3.6 to 4.0	12.2	97	3.5 to 3.9

Totals		17.5	5.7	10.0	23.2 to 27.5			18.6 to 22.0

Note 1	Tonnage estimated by Wardrop Engineering Inc.
Note 2	“cpht” means number of carats of diamonds larger than 1.18 mm using a square mesh screen per hundred tonnes of kimberlitic material.

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6   Ashton Mining of Canada Inc. 2005 Annual Report

Diamond Valuation

In April 2005, WWW International Diamond Consultants Ltd. (“WWW”) completed a valuation of a parcel of Renard diamonds weighing 459 carats and determined a modeled value of US$88 for the Renard diamonds. WWW reported a minimum modeled value of US$76 per carat and a high modeled value of US$104 per carat.

The WWW report stated that the Renard diamonds presented well during the valuation, that their colour is good overall and that they are free of boart (low-value industrial diamonds). The report also stated that these diamonds would sell well in the marketplace and that the modeled value is greater than the prevailing average world price for rough diamonds.

In addition to calculating the modeled value of the Renard diamonds, WWW valued the 459 carat parcel based on the price that a producer would receive in Antwerp at diamond prices prevailing at the time. Similar determinations of the actual value were made by three other independent international diamantaires as well as Rio Tinto Diamonds NV, an affiliate of Ashton’s 52 percent shareholder, the Rio Tinto group. The average price attributed to the parcel was US$70 per carat. WWW estimated that the two highest-value diamonds, octahedral crystals recovered from Renard 3 that weigh 4.3 and 2.3 carats, have a value of US$1,551 and US$1,308 per carat, respectively.

The modeled diamond value, rather than the actual value of the parcel, is believed to provide a more accurate estimate of the average value of the Renard diamonds due to the small size of the parcel of diamonds that was valued.

2006 Bulk Sample

Ashton has commenced a bulk sample program designed to recover a parcel of at least 6,000 carats of diamonds from the Renard cluster. A minimum of 6,000 tonnes of kimberlitic material will be collected from Renard 2, and 4, three of the kimberlitic bodies on the Foxtrot property. In addition, a 75 tonne mini-bulk sample will be collected from Renard 9.

More than 2,000 tonnes of kimberlitic material will be collected during the summer field season by trenching at the exposed outcrop at the northern end of Renard 4. Additionally, the program design calls for construction, during the fall of this year, of a portal and the excavation of an inclined ramp to a depth of approximately 50 metres below surface. Horizontal drifts will then be driven into Renard 2 and Renard to recover at least 4,000 tonnes of material. Some core and large diameter reverse circulation (“RC”) drilling will be conducted on Renard 2, 4 and 9. The majority of the RC drilling will be conducted on Renard 9 in order to collect a 75 tonne mini-bulk sample.

A modular 10 tonne per hour DMS test facility will be installed this summer at a site close to Renard 2 and . The kimberlitic concentrates generated from processing at the on-site facility will undergo further processing and diamond recovery at Ashton’s North Vancouver laboratory. The initial batches of diamonds from the bulk sample are expected to be recovered in late 2006. A valuation of the cumulative parcel of diamonds is planned for the first half of 2007. The results of the valuation will assist the Corporation in completing a pre-feasibility study.

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8   Ashton Mining of Canada Inc. 2005 Annual Report

Foxtrot Exploration

The exploration potential of the Foxtrot property was highlighted in 2005 by the discovery of four new kimberlitic dykes, two of which were confirmed as diamondiferous. Strong diamond results from boulders recovered on surface near the Lynx dyke system further enhanced the exploration potential of the property during the year.

The Hibou dyke, located 1.3 kilometres west of the Renard cluster, was the largest discovery made in 2005. Hibou is interpreted to be approximately two metres thick, to have a west-northwest strike length of at least 850 metres and an approximate dip of 10 degrees to the north-northeast. Surface boulder samples and dyke material collected by trenching returned an estimated diamond content of 63 and 9 cpht, respectively. Further sampling and evaluation are required.

The diamond potential of the 3.7 kilometre long Lynx dyke system was enhanced in 2005 when a 10.3 tonne sample of boulders collected on surface returned 14.5 carats of diamonds. The cumulative 14.2 tonnes of boulder material collected since the initial discovery of Lynx in 2003 has an estimated diamond content of 135 cpht. This material returned a 5.7 carat stone, the largest diamond ever recovered in Quebec, as well as diamonds weighing 1.2 and 0.96 carats.

Drilling on the joint venture’s other properties in Quebec in 2005 did not intersect any other kimberlitic material.

Ashton believes that additional kimberlitic bodies remain to be discovered on the Foxtrot property. Exploration will therefore continue in 2006 with drilling, geophysical surveys, indicator mineral sampling and prospecting. This work will include the investigation of unexplained indicator mineral and boulder anomalies including the South and Southeast anomalies, together with continued evaluation of the Lynx, Hibou and North Anomaly dyke systems.

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Ashton has been instrumental in the discovery of three new diamond districts during its twelve years of exploration in Canada.

Other Exploration

In 2005, the Corporation continued earlier-stage exploration programs elsewhere in Canada, including Alberta and the Slave craton region of Nunavut and the Northwest Territories.

Ashton conducted target drilling on the Buffalo Hills property in Alberta and the Ric and Kikerk Lake properties in Nunavut. On the Buffalo Hills property, three targets were drilled without intersecting kimberlite. The Corporation continues to believe that Alberta has the potential to host a significant diamond deposit and that further exploration is warranted. Drilling on the Ric property in Nunavut led to the discovery of the Ric 97 kimberlite, however the diamond content of this body was considered insufficient to merit further exploration. The Corporation is currently analyzing indicator mineral samples collected in 2005 on its earlier stage properties in Nunavut. The resulting data, together with data from previous programs, will provide the basis to prioritize areas for further exploration if warranted.

In addition to the work conducted in Alberta and the Slave craton region, Ashton maintains a strong portfolio of early stage exploration programs and properties in other regions of Canada considered prospective for diamonds. These initiatives include grassroots reconnaissance exploration programs to identify new potential diamond districts.

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Management’s Discussion and Analysis

During the year ended December 31, 2005, the Renard cluster of kimberlitic bodies on the Foxtrot property in north-central Quebec continued to be the primary focus of exploration activities for Ashton Mining of Canada Inc. (“Ashton” or the “Corporation”). Work on the Renard cluster included the completion of the 664 tonne bulk sample commenced in 2004 and further definition of the potential tonnage and carat content of the four most promising bodies. In addition, a modeled value of US$88 per carat was determined for the Renard diamonds based on the parcel of diamonds recovered from the 664 tonne bulk sample. On the strength of these results, Ashton is now proceeding with the collection of a much larger bulk sample in 2006 to recover not less than 6,000 carats of diamonds from the Renard bodies. Other work on the Foxtrot property in 2005 included geophysical surveys, indicator mineral sampling, prospecting and trenching. Further target drilling on the property resulted in the discovery of new kimberlitic dykes.

During 2005, the Corporation continued earlier-stage exploration programs in other regions of Canada, including Quebec, Alberta and the Slave craton region of Nunavut and the Northwest Territories.

Results of Operations

The table below presents selected financial data for the Corporation’s three most recently completed fiscal years ended December 31. All financial data are expressed in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting standards.

(amounts in thousands of dollars, except basic loss per share)	2005	2004	2003	**

Financial results
Net loss for the year*	$10,266	$7,550	$5,805
Basic and diluted loss per share	0.13	0.11	0.10
Expenditures on resource properties	9,010	10,907	7,380
Balance sheet data
Cash and short term deposits	$16,118	$16,733	$21,550
Resource properties	18,501	18,672	13,119
Total assets	37,322	38,278	37,480
Shareholders’ equity	35,807	37,369	35,933

*	Net loss for the year includes $9.2 million of exploration costs written off in 2005 (2004: $5.4 million; 2003: $4.0 million)
**	Restated to reflect a correction to 2003 stock-based remuneration

Ashton is presently engaged in exploration and therefore has no expectation of profits until one of its projects achieves commercial production. The Corporation’s annual losses are comprised of two principal elements: administrative expenses and write-offs of deferred exploration costs. Investment income from short-term deposits partially offsets these expenses.

The Corporation’s administrative expenses (excluding exploration costs written off to operations) and income or losses for 2004 and 2005 are summarized in the table below on a quarterly basis.

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	2005	2004	2005	2004	2005	2004
	Administrative Expenses*		Loss (income)*		Loss (income) per share

First quarter	$652	$579	$(500)	$543	$(0.01)	$0.01
Second quarter	555	641	2,620	1,515	0.03	0.02
Third quarter	483	562	3,489	2,785	0.05	0.04
Fourth quarter	826	784	4,657	2,707	0.06	0.04
	$2,516	$2,566	$10,266	$7,550

*  Amounts in thousands of dollars

During the first quarter of 2005, the Corporation renounced $3.1 million of Canadian exploration expenditures to subscribers of flow-through common shares under a private placement that closed on December 6, 2004. The $1.1 million tax effect of this renunciation was recorded as a reduction of share capital and as a future tax liability. The Corporation offset the future tax liability by recognizing the tax benefit of deductions for tax purposes available for future years that had not previously been recognized in its accounts. This resulted in the recognition of a future tax recovery of $1.1 million and net income for the quarter. These transactions did not affect Ashton’s cash position.

Other variations in annual and quarterly loss or income and loss or income per share are due principally to the write-off of exploration costs. Ashton reviews the status of its exploration projects and properties on an ongoing basis. Deferred exploration costs attributable to projects and properties that are abandoned or no longer deemed to be significant with respect to their mineral potential are written off when that determination is made. During the year, deferred exploration costs written off to operations amounted to $9.2 million (2004 – $5.4 million). The principal elements of the 2005 write-offs are as follows:

1.              surrender of mineral claims in Nunavut and the Northwest Territories ($2.2 million), Quebec ($1.2 million) and Alberta ($1.0 million);

2.              costs incurred during drilling programs in Quebec ($2.1 million), Nunavut ($0.7 million) and Alberta ($0.7 million) that did not result in the discovery of kimberlites that warrant further evaluation; and

3.              expenditures incurred during the year for regional reconnaissance programs ($1.3 million).

In 2005, administrative expenses totalled $2.5 million (2004 – $2.6 million) with stock-based compensation accounting for 25 percent of these costs (2004 – 20 percent). This expense does not reflect an outlay of cash.

Remuneration increased by 12 percent compared to 2004 as a result of changes in levels of staffing and, to a lesser extent, adjustments in compensation. Investor relations expenses decreased by 16 percent compared to 2004. The higher investor relations expenses in 2004 are primarily attributable to the costs of two visits to the Quebec field operations during the third quarter, one by analysts and representatives of the media and the other by officials of the Quebec government. Professional fees were also higher in 2004. They included the costs incurred for the recruitment of the manager of investor relations and three new directors, one appointed in July 2004 and the other two appointed in February 2005.

12    Ashton Mining of Canada Inc. 2005 Annual Report

Interest rates and, therefore, market yields increased marginally in 2005. However, investment income reported for the year decreased by approximately 12 percent compared to 2004 because of a lower average treasury position during the year.

Exploration costs for 2004 and 2005 are summarized in the table below on a quarterly basis.

	2005	2004	2005	2004	2005	2004	2005	2004
(amounts in thousands of dollars)	Quebec		Numavut and Northwest Territories		Alberta		Others

First quarter	$2,483	$3,190	$443	$90	$218	$117	$59	$49
Second quarter	162	489	409	642	77	48	34	32
Third quarter	2,277	3,089	836	947	421	143	66	45
Fourth quarter	1,150	1,684	228	240	59	69	88	33
Ashton’s costs	6,072	8,452	1,916	1,919	775	377	247	159
Joint venture partners’ costs	6,598	8,753	203	79	116	379	—	—
Total costs	$12,670	$17,205	$2,119	$1,998	$891	$756	$247	$159

Ashton explores in remote areas of Canada. At this stage of the Corporation’s initiatives, prevailing weather and ground conditions influence the timing of activities in the field. As a result, the Corporation incurs higher exploration costs during periods of the year when field operations are at their peak, generally during the winter and summer months. Field exploration programs are typically suspended for short periods in late spring and fall.

Many of Ashton’s projects are carried out in joint venture with other companies whose contributions complement the Corporation’s exploration expenditures. In 2005, the contributions of joint venture partners amounted to $6.9 million (2004 – $9.2 million). The funds provided by the Corporation’s joint venture partners are a function of the participating equity interest of each partner and its decision to contribute or not contribute to the costs incurred under approved joint venture programs. Ashton holds a 50 percent interest in the Quebec joint venture and an approximate 46 percent interest in the Alberta joint venture. In Nunavut and the Northwest Territories, most of the Corporation’s exploration work was conducted on properties in which Ashton holds a 100 percent interest.

In 2005, the Corporation’s exploration expenditures on resource properties amounted to approximately $9.0 million (2004 – $10.9 million). In the second quarter of 2005, the Corporation received a tax credit of $1.2 million (2004 – $591,000) from the government of Quebec for exploration expenditures incurred in the province in 2004. Ashton recorded this credit as a reduction in 2005 exploration expenditures.

Brooke Clements, Ashton’s Vice President Exploration and a Professional Geologist, is a Qualified Person under National Instrument 43-101 and is responsible for the design and conduct of the Corporation’s exploration programs, and for the verification and quality assurance of analytical results.

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Quebec

The Quebec project accounted for approximately 67 percent of total exploration costs in 2005. Activities focused primarily on the Foxtrot property where thirteen kimberlitic bodies have been discovered to date. Nine of these discoveries constitute the Renard cluster. Overall, 2005 expenditures were lower than those incurred in 2004 when Ashton collected a 664 tonne bulk sample from the Renard cluster.

In April 2005, Ashton completed an initial valuation of a 459 carat parcel of diamonds from Renard 2, 3, 4 and 65. WWW International Diamond Consultants Ltd. (“WWW”) calculated a modeled value of US$88 per carat for the Renard diamonds within a modeled range of US$76 to US$104 per carat. This US$88 per carat value represents an estimate of the average value of diamonds in run of mine production from a future operation encompassing Renard 2, 3, 4 and 65. WWW reported that the diamonds were of good colour, free of boart (low value industrial diamonds) and would sell well in the rough diamond market. The 4.3 carat and 2.3 carat diamonds recovered from Renard 3 have an estimated value of US$6,700 and US$3,008 respectively, highlighting the strong potential for the Renard cluster to host marketable gems.

During the balance of 2005, significant expenditures were incurred to define the potential estimated tonnage and carat content for Renard 2, 3, 4 and 9, the four bodies with the most promising diamond contents based on samples analyzed thus far. The drilling data derived to date from Renard 2, 3, 4 and 9, when combined with assumptions about the shape of the bodies at depth, suggest that these bodies may contain 23.2 to 27.5 million tonnes of kimberlitic material. As summarized in the table below, using the estimated diamond content of the samples analyzed thus far, these four bodies could potentially contain 18.6 to 22.0 million carats of diamonds.

		Estimated Tonnage (million tonnes)*			DMS Results – May 2004 to Present
	Deepest Drill					Estimated	Estimated
	Intersection				Weight of	Diamond	Number
Kimberlitic	(metres below		Projected		Sample	Content of	of Carats
Body	surface)	Drill-Indicated	Low/High	Total	(tonnes)	Sample (cpht)**	(millions)

Renard 2	565	6.5	3.4/5.9	9.9 to 12.4	173	92	9.1 to 11.4
Renard 3	360	1.7	0.3/0.4	2.0 to 2.1	160	124	2.5 to 2.6
Renard 4	302	6.1	1.6/2.9	7.7 to 9.0	178	46	3.5 to 4.1
Renard 9	364	3.2	0.4/0.8	3.6 to 4.0	12.2	97	3.5 to 3.9
Totals		17.5	5.7/10.0	23.2 to 27.5	523.2		18.6 to 22.0

*	Tonnage estimated by Wardrop Engineering Inc.
**	“cpht” means number of carats of diamonds larger than 1.18 mm using a square mesh screen per hundred tonnes of kimberlitic material.

14    Ashton Mining of Canada Inc. 2005 Annual Report

The estimated tonnage of Renard 2, 3, 4 and 9 and the estimated number of carats contained in these bodies are conceptual in nature, and do not conform to the definition of a “mineral resource” established by National Instrument 43-101. The drill-indicated tonnage reflects the drill spacing by assuming an area of influence of five to ten metres around each drill hole. The projected tonnage, which is presented as a range, was determined by projecting the walls of the four bodies to their respective maximum kimberlitic intersection depths. The high estimate of the projected tonnage was determined assuming near-vertical walls, and the low estimate was determined assuming that the walls taper inward at a greater inclination from vertical. In both cases, any non-kimberlitic drill intersections were taken into account. The number of carats was calculated by multiplying the average diamond content of the samples collected thus far from each body by the estimated tonnage of the body. The results derived from these calculations may not accurately reflect the total number of carats that the four bodies contain because: (i) the estimated tonnage does not constitute a mineral resource; (ii) further exploration will not necessarily provide the basis for determining a mineral resource; and (iii) the diamond content of the samples collected to date may not be representative of the overall diamond content of these bodies given a number of factors including the location of the drill holes and the small size of the samples.

Ashton also carried out target drilling and trenching on the Foxtrot property. The Hibou dyke was discovered approximately 1.3 kilometres west of the Renard cluster and 900 metres east of the diamondiferous Lynx dyke system. Drilling data demonstrate that the Hibou dyke has a west-northwest strike length of at least 850 metres, an interpreted dip of 10 degrees to the north-northeast, an average thickness of two metres, and a minimum down-dip extent of approximately 500 metres determined along one section of drilling. The dyke is open down-dip and along strike to the west-northwest. Diamond results from material collected from the Hibou dyke and diamond results from kimberlitic boulders collected in the vicinity indicate that the dyke is diamondiferous and warrants further evaluation.

Drilling within the North Anomaly, situated approximately five kilometres north of the Renard cluster, resulted in the discovery of a second kimberlitic dyke with an average drill thickness of 1.2 metres and a strike length of 225 metres. A 56 kilogram sample of drill core was analyzed for diamonds by caustic dissolution and returned very encouraging results. In addition, given the distribution of till samples containing anomalous indicator minerals, there is the potential for the discovery of additional kimberlitic sources within the boundaries of this anomaly.

Ashton collected approximately 30 tonnes of kimberlitic material by trenching at four sites along the 3.7 kilometre-long Lynx dyke system, located approximately two kilometres west of the Renard cluster. Diamond results from material from three of these sites are expected before the end of the first quarter of 2006. Samples of kimberlitic boulders collected in the vicinity of the Lynx dyke system have returned a diamond content of 135 cpht, including a diamond weighing 5.66 carats.

Other exploration activities in Quebec included further drilling at Renard 8 and 10, the drilling of an additional 18 targets which resulted in the discovery of narrow kimberlitic dykes at three sites on the Foxtrot property, the collection of approximately 2500 indicator mineral samples, and the completion of several ground geophysical surveys.

    Ashton Mining of Canada Inc. 2005 Annual Report    15

Alberta, Nunavut and the Northwest Territories

In Alberta, drilling at three targets on the Buffalo Hills property did not intersect kimberlite. The drilling activities, together with limited funding by joint venture partners, account for the higher costs incurred in relation to the Alberta project in 2005 compared to 2004. Drilling conducted on the Kikerk Lake property in Nunavut established that the Stellaria kimberlite, originally discovered in 2002, is a linear dyke-like feature of insufficient size to justify further evaluation. Limited indicator mineral sampling was conducted in the Northwest Territories.

Other Exploration Activities

In addition to the work in the project areas described above, Ashton undertakes other initiatives to identify new exploration opportunities to ensure that new programs and projects are generated as others are completed or terminated. This work includes grassroots reconnaissance exploration and evaluation of joint venture and acquisition opportunities. This approach enhances the Corporation’s ability to maximize its exposure to potential success by maintaining a balanced portfolio of exploration initiatives.

Financial Condition and Liquidity

On December 19, 2005, Ashton issued 7.1 million flow-through common shares at a price of $1.30 per share for gross proceeds of $9.2 million under two separate private placement financings. QIT Fer-et-Titane Inc. (“QIT”), a member company of the Rio Tinto group subscribed to 3,460,000 flow-through common shares under one of the private placements. At December 31, 2005, the Rio Tinto group had a collective beneficial ownership of approximately 51.7 percent of the issued and outstanding common shares of the Corporation. Ashton paid a cash commission of $269,880 as compensation to the agents under the other private placement. In total, share issue costs amounted to $384,000.

During 2005, the Corporation issued an additional 444,000 common shares as a result of the exercise of stock options for proceeds of $338,843.

As at December 31, 2005, Ashton had a working capital balance of approximately $15.7 million (2004 – $16.8 million). This amount includes investment grade short-term money market instruments with face values totalling approximately $15.3 million (2004 – $16.8 million). These funds are managed in-house in accordance with specific investment criteria approved by the Board of Directors. The primary objective of these criteria is the preservation of capital for funding exploration activities. No hedging or derivative instruments are permitted and securities are held to maturity. All funds are invested in Canadian dollars.

Ashton has commitments under operating leases for its office, laboratory and storage facilities as summarized in the table below.

(amounts in thousands of dollars)	Total	2006	2007-2008	2009-2010	After 2010

Operating Leases	$2,401	$298	$600	$597	$906

At December 31, 2005, the Corporation held letters of credit totalling approximately $226,000 (2004: $538,000) with expiry dates extending to October 14, 2006. The Corporation submits these instruments pursuant to government regulations to guarantee the performance of exploration work on certain mineral properties.

16    Ashton Mining of Canada Inc. 2005 Annual Report

Capital Resources

Ashton’s investment in capital assets during 2005 amounted to $494,000 (2004 – $791,000). The two key elements of these investments were the acquisition of mobile equipment totaling approximately $275,000 in support of Quebec field operations and $103,000 in laboratory upgrades.

Capital expenditures in 2006 are expected to be significant. Of particular note is the planned purchase of a modular dense media separation (“DMS”) test facility to be located on the Foxtrot property in Quebec as part of the bulk sample program at the Renard cluster approved by the joint venture.

Share Capital Information

During the period commencing on December 31, 2005 and ending on the date of this report, there was no material change in the total number of the Corporation’s issued and outstanding common shares or the number of common shares on a fully diluted basis. The table below presents the Corporation’s common share data as of February 16, 2006.

	Price		Expiry date	Number of
				common shares

Common shares, issued and outstanding				84,134,125
Securities convertible into common shares:
Warrants		$1.30	June 6, 2006	125,000
		$1.30	May 19, 2007	2,500,000
Options		$0.65	August 26, 2006 to
	$	to 4.67	December 1, 2015	4,418,200
Common shares, fully diluted				91,177,325

Related Party Transactions

Except for the subscription by QIT for flow-through common shares described in the “Financial Conditions and Liquidity” section of this document, there were no material transactions with related parties during 2005.

As at December 31, 2005, two member companies of the Rio Tinto group collectively owned approximately 51.7 percent of the Corporation’s issued and outstanding common shares.

Significant Accounting Policies

Effective January 1, 2005, Ashton adopted the Canadian Institute of Chartered Accountants’ new guideline for “Consolidation of Variable Interest Entities”. Under this guideline, Ashton is required to apply the principles of consolidation to entities that it controls on a basis other than ownership or voting interests. The adoption of this guideline did not have any impact on Ashton’s consolidated financial statements.

    Ashton Mining of Canada Inc. 2005 Annual Report    17

One of the Corporation’s accounting policies addresses the accounting treatment of exploration costs. In accordance with accepted Canadian industry practice, Ashton defers property-specific acquisition and exploration costs. Further, as outlined in the notes to the consolidated financial statements, the Corporation reviews the status of its mineral properties and projects on a regular basis to ensure that deferred costs relating to properties that are relinquished or no longer deemed prospective are written off in the year this assessment is made. Had Ashton adopted a policy of expensing all exploration costs in the period in which these costs are incurred, the Corporation’s asset base, shareholders’ equity, and loss for the year would be materially different.

Critical Accounting Estimates

Ashton follows the accounting policy of deferring property-specific acquisition and exploration costs until such time a property is relinquished or no longer deemed prospective. The process of identifying projects and properties whose exploration costs should no longer be deferred to future periods is the subject of critical judgment and estimates by management. This process is carried out on a current basis. The Corporation writes off deferred exploration costs relating to properties when it foresees that it will relinquish the related mineral titles. In addition, management assesses the mineral potential of a project or property in light of recent and historical exploration results and future exploration plans. In the absence of encouraging results or in cases where the Corporation does not plan to continue exploration of a property in the foreseeable future, the related deferred exploration costs are also written off.

Government authorities provide the regulatory framework within which companies operate to satisfy their reclamation and site restoration obligations. While exploration-stage companies are subject to these requirements, they are generally unlikely to be exposed to significant financial obligations for reclamation because of the limited disturbance caused by their activities. At the current stage of its activities, Ashton’s estimated asset retirement obligations relate to the Quebec project where costs will be incurred in the future to remove the equipment currently used at its remote exploration locations and, to a much lesser extent, to restore sites affected by exploration to their original conditions.

Stock-based compensation is also subject to critical estimates. The option-pricing models used in calculating this expense require significant judgment in estimating certain parameters, including the expected volatility in the price of Ashton’s common share. The use of different values for these parameters can materially affect the estimate of stock-based compensation. As a result, these models do not necessarily provide a single measure of the fair value of the company’s stock options granted by the Corporation during the year.

Outlook

The Quebec project is the Corporation’s most advanced and promising exploration project. Work conducted in 2005 included the definition of the estimated tonnage and potential diamond content of four of the nine bodies that constitute the Renard cluster on the Foxtrot property. In addition, the valuation of an initial parcel of 459 carats of Renard diamonds generated an average modeled value of US$88 per carat. Other exploration results confirmed the potential for additional kimberlitic sources on this property.

18    Ashton Mining of Canada Inc. 2005 Annual Report

In 2006, Ashton will escalate the evaluation of the Renard cluster by collecting a bulk sample through trenching at Renard 4 and underground mining methods at Renard 2 and 3. Further drilling of Renard 9 will increase the confidence in its estimated diamond content and better define its tonnage potential. The bulk sample is designed to recover at least 6,000 carats of diamonds. The valuation of a parcel of this size is required to complete a preliminary feasibility study of the project and therefore represents the next critical step to advance the project.

In addition to the collection of the bulk sample, work in 2006 includes the installation of a modular DMS test facility in the field to facilitate the processing of the bulk sample material, and extensive programs of geophysical surveying, target drilling and indicator mineral sampling. This ambitious program has a budget of $24 million and is now underway. Ashton’s share of these expenditures is $12 million.

In Alberta, the Corporation and its two joint venture partners have to date approved a $150,000 program for 2006. The nature and extent of additional exploration activities in Alberta will be the subject of further discussions among the three partners.

Ashton’s 2006 activities in Nunavut and the Northwest Territories will focus on Ashton’s 100 percent-owned properties. Currently, the Corporation is analyzing indicator mineral samples collected during the 2005 summer field season. The resulting information, in conjunction with existing data from geophysical surveys, will assist the Corporation in determining the work to be undertaken during the 2006 summer field season.

The Corporation’s other activities will include reconnaissance exploration work in other regions of Canada believed to be prospective for diamonds.

Ashton is committed to compliance with all environmental laws and regulations and promotes environmental awareness among the Corporation’s employees and those of its contractors. Ashton recognizes the need to operate in consultation with all parties affected by the Corporation’s activities. Ashton therefore maintains an open dialogue with aboriginal peoples, communities and local organizations in the regions where its exploration programs are conducted.

Uncertainties and Risk Factors

The fundamental nature of Ashton’s activities has not changed over recent years. As an exploration-stage company, the Corporation’s primary objective is the discovery or acquisition of diamond prospects capable of rapid advancement to feasibility stage and their ultimate development as producing properties.

The discovery of a kimberlite is only one of the first steps in the exploration process. Subsequent evaluation begins with microdiamond analysis of the kimberlite and, if results warrant, continues through progressively larger mini-bulk and bulk samples in order to make an increasingly more accurate determination of the content, quality and average value of the diamonds. Early stages of kimberlite evaluation provide an initial qualitative assessment rather than an accurate indication of either the grade of the ore body or the average value per carat of the diamonds. Collection of large bulk samples and market valuations of parcels of commercial-size diamonds are necessary to accurately determine these parameters. A parcel of thousands of carats of diamonds may be required to estimate the value of the diamonds in a deposit for the purpose of a fully engineered feasibility study. At any stage of this evaluation process, the results may indicate that the deposit lacks the required economic characteristics to proceed to the next stage of evaluation.

    Ashton Mining of Canada Inc. 2005 Annual Report    19

The Corporation will not generate a profit from operations until at least one of its projects achieves commercial production. Accordingly, measurements of profitability do not provide a meaningful assessment of performance. In the absence of cash flow from operations, Ashton relies on capital markets to fund its operations. The ongoing exploration and eventual successful development of a diamond mine will require significant additional financing. There can be no assurance that adequate funding will be available for these purposes when ultimately required.

The exploration and development of mineral deposits involve significant financial risks over an extended period of time. Even a combination of careful evaluation, experience and knowledge may not entirely mitigate these risks. While discovery of diamonds may result in substantial rewards, few exploration properties ultimately evolve into producing mines. Major expenditures are required to confirm reserves and to construct mining and processing facilities. It is impossible to know whether the Corporation’s current exploration programs will ultimately result in a profitable commercial mining operation.

A number of factors determine the economic viability of a diamond deposit. They include the size of the deposit; the quantity, quality and average unit carat size of the diamonds; the proximity of the deposit to existing infrastructure; the estimated development and operating costs; the financing costs and the project cash flows; the prevailing prices and markets for diamonds; and the competitive nature of the industry. Also of key importance are governmental regulations, including those relating to taxes, royalties, land use, the environment, aboriginal rights and interests and socio-economic impacts on affected communities. In addition, although the Corporation has taken steps to verify that it holds good title to its mineral properties, there can be no guarantee that the Corporation’s title may not be subject to unregistered prior agreements, encumbrances or adverse regulatory requirements. The consequences of these risks cannot be accurately predicted, but any combination of them may impair the development of a deposit or render it uneconomic.

Some of Ashton’s exploration activities are carried out through joint ventures with other parties. This practice allows Ashton to maximize its exposure to promising exploration opportunities, to mitigate the risks inherent in diamond exploration, and to optimize its use of financial and management resources.

Other

As required by “Multilateral Instrument” 52-109, Ashton evaluated the effectiveness of its disclosure controls and procedures as of the end of the year ended December 31, 2005 under the supervision and with the participation of the President and Chief Executive Officer and the Vice President Finance. Based on the results of this evaluation, the President and Chief Executive Officer and the Vice President Finance concluded that the design and operation of these disclosure controls and procedures were effective.

February 16, 2006

*                 Additional information relating to the Corporation, including the current Annual Information Form, is available on SEDAR at www.sedar.com.

20    Ashton Mining of Canada Inc. 2005 Annual Report

Report of Management

The accompanying consolidated financial statements and all of the data included in this annual report have been prepared by and are the responsibility of the management of the Company. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and reflect management’s best estimates and judgments based on currently available information. The Company has developed and maintains systems of internal accounting controls in order to assure, on a reasonable and cost-effective basis, the reliability of its financial information, and that the assets are safeguarded from loss.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The Board exercises its responsibilities through the Audit Committee of the Board which meets with the external auditors to satisfy itself that management’s responsibilities are properly discharged and to review the financial statements before they are presented to the Board of Directors for approval.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP, Chartered Accountants. Their report outlines the scope of their examination and opinion on the consolidated financial statements.

	Robert T. Boyd	Alessandro Bitelli
	President and Chief Executive Officer January 27, 2006	Vice President, Finance January 27, 2006

Auditors’ Report	To the Shareholders of Ashton Mining of Canada Inc.
to the Shareholders

We have audited the consolidated balance sheets of Ashton Mining of Canada Inc. as at December 31, 2005 and 2004 and the consolidated statements of operations and deficit and cash flows for each of the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for each of the years then ended in accordance with Canadian generally accepted accounting principles.

Chartered Accountants
Vancouver, British Columbia
January 27, 2006

    Ashton Mining of Canada Inc. 2005 Annual Report    21

Consolidated Balance

($ in thousands)	December 31, 2005	December 31, 2005

Assets
Current Assets
Cash and short-term deposits (note 2)	$16,118	$16,733
Receivables from joint venture partners	470	581
Other receivables and prepaid expenses	395	436
	16,983	17,750

Equipment and Leasehold
Improvements (note 3)	1,838	1,856
Resource Properties (note 4)	18,501	18,672
	$37,322	$38,278

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts payable and accrued liabilities	$1,170	$803
Advances from joint venture partners	145	106
	1,315	909

Asset Retirement Obligations (note4(a))	200	–
Shareholders’ Equity
Share capital (note 5)	107,721	99,639
Contributed surplus	1,459	837
Deficit	(73,373)	(63,107)
	35,807	37,369

Commitments (notes 2 and 8)
	$37,322	$38,278

See the accompanying notes to the consolidated fnancial statements.

Approved on behalf of the Board of Directors:

John B. Cole Director	Pierre Lebel Director

22   Ashton Mining of Canada Inc. 2005 Annual Report

Consolidated Statements of Operations

($ in thousands, except basic loss per share)	Year Ended December 31, 2005	Year Ended December 31, 2005

Expenses
Remuneration	$975	$873
Stock-based remuneration	624	533
Exploration costs written off to operations (note 4)	9,181	5,354
Investor relations and shareholder reporting	460	549
Office and administration	345	387
Professional and consultants fees	112	224
	11,697	7,920

Other Income (Expense)
Investment income	332	378
Loss on sale of equipment	(1)	(8)
Loss Before Income Taxes	11,366	7,550
Future income tax recovery (note 5(c))	1,100	–
Loss for the Year	$10,266	$7,550
Basic and Diluted Loss per Share	$0.13	$0.11
Weighted Average Number of Shares Outstanding	77,027,758	69,372,836

Consolidated Statements of Deficit

($ in thousands)	Year Ended December 31, 2005	Year Ended December 31, 2004

Deficit, Beginning of Year	$63,107	$55,557
Loss for the Year	10,266	7,550
Deficit, End of Year	$73,373	$63,107

See the accompanying notes to the consolidated financial statements.

Ashton Mining of Canada Inc. 2005 Annual Report   23

Consolidated Statements of Cash Flows

($ in thousands)	Year Ended December 31, 2005	Year Ended December 31, 2004

Operating Activities
Loss for the year	$(10,266)	$(7,550)
Items not affecting cash:
Depreciation and amortization	28	37
Future income tax recovery	(1,100)	–
Loss on sale of equipment	1	8
Stock-based remuneration	624	533
Exploration costs written off to operations	9,181	5,354
	(1,532)	(1,618)
Net change in non-cash operating working capital:
Other receivablesand prepaid expenses	41	155
Due to and from joint venture partners	150	(327)
Accounts payable andaccrued liabilities	367	(267)
Due from related party	–	18
	(974)	(2,039)

Financing Activities
Proceeds from issue of common shares	9,180	8,453

Investing Activities
Acquisition of equipment and leasehold improvements	(494)	(791)
Expenditures on resource properties, net of related depreciation expense and asset retirement costs	(8,335)	(10,440)
Proceeds from sale of equipment	8	–
	(8,821)	(11,231)

Decrease in Cash And Short-term Deposits	(615)	(4,817)
Cash and Short-term Deposits, Beginning of year	16,733	21,550
Cash and Short-term Deposits, End of Year	$16,118	$16,733

Supplementary Cash Flow Information
Interest received	$352	$393

See the accompanying notes to the consolidated financial statements.

24   Ashton Mining of Canada Inc. 2005 Annual Report

Notes to the Consolidated Financial Statements

Years ended December 31, 2005 and 2004

Ashton Mining of Canada Inc. (“Ashton”) is a diamond exploration company with interests in a number of mineral properties in Canada and the United States and acts as operator of the related projects. Ashton’s ability to recover the amounts deferred as resource properties is dependent upon the discovery of economically recoverable reserves, confirmation of Ashton’s interest in the underlying mineral properties, Ashton’s ability to obtain the necessary financing to complete the development, and the profitability of future operations.

As at December 31, 2005, the Rio Tinto group indirectly owned approximately 51.7% (2004 – 52.3%) of Ashton through two of its member companies, Ashton Canada Pty. Limited (“ACL”) of Australia, and QIT-Fer et Titane Inc. (“QIT”), a Quebec-based company.

1. Significant Accounting Policies

Basis of Presentation

The consolidated financial statements of Ashton and its wholly owned subsidiaries are prepared in accordance with Canadian generally accepted accounting principles. All inter-company transactions and balances have been eliminated. Interests in joint ventures are accounted for using the proportionate consolidation method.

Effective January 1, 2005, Ashton adopted the Canadian Institute of Chartered Accountants’ new guideline for “Consolidation of Variable Interest Entities”. Under this guideline, Ashton is required to apply the principles of consolidation to entities that it controls on a basis other than ownership or voting interests. The adoption of this guideline did not have any impact on Ashton’s consolidated financial statements.

Foreign Currency Translation

The financial statements of Ashton’s U.S. subsidiaries, which are financially and operationally integrated with Ashton, are translated into Canadian dollars using the temporal method. Under this method, monetary items are translated at the rate of exchange in effect at the balance sheet date. Non-monetary items are translated at the rates prevailing when they were acquired or incurred. Revenues and expenses are translated at the average effective exchange rates for the year. Exchange gains and losses are included in the determination of loss for the year.

Cash and Short-term Deposits

Cash and short-term deposits include cash on hand and short-term interest-bearing financial instruments readily convertible into cash and not subject to significant risk of changes in value.

Equipment and Leasehold Improvements

All equipment is recorded at cost and depreciated over its estimated useful lives. Leasehold improvements are amortized over the term of the applicable lease. Depreciation on equipment is provided using the declining balance method at the following annual rates:

Computer equipment	50%
Automotive equipment	30%
Laboratory equipment	30%
Field and camp equipment	30%
Office furniture and equipment	20%

Ashton assesses the impairment in the carrying value of equipment and leasehold improvements whenever events or changes in circumstances indicate it may not be recoverable through its use and eventual disposition. The estimated amount of the impairment to be recorded in the consolidated financial statements is measured as the excess of the net book value of an asset over its fair value.

Ashton Mining of Canada Inc. 2005 Annual Report   25

Resource Properties

Acquisition and exploration expenditures on properties, less recoveries in the pre-production stage, are deferred until such time as the properties are put into commercial production, sold or no longer deemed to be significant with respect to their mineral potential. On the commencement of commercial production, the deferred costs will be charged to operations on the units-of-production method based upon estimated recoverable proven and probable reserves. Any deferred costs relating to properties which are sold or no longer deemed to be significant with respect to their mineral potential are written off in the period in which they are sold or such determination of prospectivity is made. General exploration expenditures are charged to operations in the period they are incurred.

The amount shown for mineral property interests represents costs incurred and deferred to date and does not necessarily reflect present or future values.

Asset Retirement Obligations

Any legal obligation associated with site restoration and clean-up costs on resource properties and the retirement of equipment and leasehold improvements is recognized at fair value when incurred or as soon as a reasonable estimate can be calculated. The fair value is capitalized as part of the asset and the liability is accreted over time through periodic charges to the statement of operations. Ashton adjusts the carrying amount of the obligation for changes in estimates or timing of underlying future cash flows on a prospective basis.

Income Taxes

Income taxes are accounted for using the asset and liability method. Under this method of tax allocation, future tax assets and liabilities are determined based on differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases (“temporary differences”) and losses carried forward. Future income tax assets and liabilities are measured using the enacted tax rates expected to be in effect when the temporary differences are likely to reverse. The effect of a change in tax rates on future income tax assets and liabilities is reflected in the period in which the change is substantively enacted. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

Stock-Based Compensation Plan

Ashton has an employee stock option plan and it follows the fair value method of accounting for stock options granted to directors, officers and employees. Accordingly, the fair value of all stock options granted is recorded as a charge to operations and a credit to contributed surplus over the stock options’ vesting period. Any consideration paid on exercise of stock options is credited to share capital.

Loss per Share

Basic loss per share is computed by dividing the loss for the year by the weighted average number of common shares outstanding.

Diluted loss per share is computed using the treasury stock method. However, because the result is antidilutive, diluted loss per share is the same as basic loss per share.

Use of Estimates

The presentation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Areas requiring the use of management estimates relate to the determination of the carrying value of resource properties, reclamation obligations, rates for depreciation and amortization, and stock-based compensation. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The fair values of cash and short-term deposits, accounts receivable and accounts payable approximate book value due to their short-term nature.

26   Ashton Mining of Canada Inc. 2005 Annual Report

2. Cash and Short-term Deposits

($ in thousands)	2005	2004

Cash	$934	$288
Short-term deposits	15,184	16,445
	$16,118	$16,733

Short-term deposits are comprised of money market instruments with investment grade credit rating. The effective yield on short-term deposits held at December 31, 2005 ranged between 3.01% and 3.48% (2004: 2.21% and 2.64%) with maturity dates extending to March 16, 2006.

Ashton has a line of credit of up to $1.4 million to satisfy exploration bonding requirements (note 8) and use of corporate credit cards. Short-term deposits equivalent to the utilization of the line of credit are provided as collateral security. As at December 31, 2005, Ashton’s utilization of the line of credit was $237,000 (2004: $547,000).

As a result of a private placement of flow-through common shares (see note 5(c)(iii)), Ashton has agreed to spend approximately $9.2 million in qualifying exploration expenditures as defined under the Income Tax Act of Canada on or before December 31, 2006.

3. Equipment and Leasehold Improvements

	2005
($ in thousands)		Accumulated
	Cost	Depreciation	Net

Laboratory equipment	$1,750	$1,124	$626
Field and camp equipment	483	274	209
Office furniture and equipment	282	209	73
Automotive equipment	508	149	359
Computer equipment	362	270	92
Leasehold improvements	582	103	479
	$3,967	$2,129	$1,838

	2004
($ in thousands)		Accumulated
	Cost	Depreciation	Net

Laboratory equipment	$1,649	$899	$750
Field and camp equipment	463	190	273
Office furniture and equipment	258	192	66
Automotive equipment	273	123	150
Computer equipment	417	308	109
Leasehold improvements	554	46	508
	$3,614	$1,758	$1,856

Ashton Mining of Canada Inc. 2005 Annual Report   27

4. Resource Properties

($ in thousands)		Northwest
		Territories
	Quebec	and Nunavut	Alberta	Others	Total

January 1, 2004	$6,227	$5,881	$1,011	$–	$13,119
2004 expenditures:
Drilling	5,670	–	–	–	5,670
Geophysics	1,125	496	333	–	1,954
Indicator mineral sampling	568	820	–	50	1,438
Laboratory analysis	853	546	–	40	1,439
Mineral tenure	76	40	37	–	153
Other	160	17	7	69	253
	8,452	1,919	377	159	10,907
Exploration costs written off to operations	(1,307)	(3,879)	(10)	(158)	(5,354)
December 31, 2004	13,372	3,921	1,378	1	18,672
2005 expenditures:
Drilling	3,088	686	502	–	4,276
Geophysics	1,021	30	242	58	1,351
Indicator mineral sampling	470	570	–	111	1,151
Laboratory analysis	769	514	–	19	1,302
Mineral tenure	234	79	–	14	327
Other	490	37	17	59	603
	6,072	1,916	775	247	9,010
Exploration costs written off to operations	(3,879)	(3,432)	(1,665)	(205)	(9,181)
December 31, 2005	$15,565	$2,405	$448	$43	$18,501

Included in 2005 expenditures is approximately $475,000 (2004 – $467,000) of depreciation expense on equipment and leasehold improvements used for exploration.

Included in exploration costs written off to operations is approximately $1,277,000 (2004 – $1,120,000) of general exploration costs incurred for the identification of prospective mineral rights.

(a) Quebec Projects

The Eastern Ungava joint venture agreement dated March 14, 1996 and later amended on June 21, 2001 governs the majority of Ashton’s activities in Quebec. Ashton holds a 50% interest in this joint venture for the exploration, property acquisition and development of mineral interests in north-central Quebec. The following represents Ashton’s 50% proportionate interest in the joint venture as at December 31, 2005 and 2004.

28   Ashton Mining of Canada Inc. 2005 Annual Report

($ in thousands)	2005	2004

Current assets	$304	$200
Equipment, net of accumulated depreciation	547	397
Resource properties	15,565	13,372
Current liabilities	343	182
Long-term asset retirement obligations	200	–
Net expenses for the year	30	33
Cash flows from operating activities	31	(122)
Cash flows from financing activities	6,561	9,042
Cash flows from investing activities	(5,671)	(8,121)

The asset retirement obligations reflect the present value of the estimated costs required to satisfy the applicable regulatory requirements to restore exploration sites to their original conditions. At this stage of Ashton’s activities, the primary component of this obligation is the removal of equipment currently used at remote exploration locations.

(b) Nunavut and Northwest Territories Projects

Ashton conducts its exploration activities in the Northwest Territories and Nunavut on properties relative to which it owns 100% of the exploration rights as well as under joint venture and option agreements including the following:

(i) Kikerk Lake Joint Venture and Option Agreement

Activities on a property located in the vicinity of Kikerk Lake in Nunavut are carried out pursuant to a three-party agreement dated March 23, 2002. Pursuant to a related option agreement dated August 21, 2000, Ashton has earned a 52.5% interest from one of the other two parties and has elected to earn an additional 7% interest by carrying the optionor through to completion of a feasibility study.

(ii) Lupin Option Agreement

Under an agreement dated July 15, 1993, Ashton has the right to acquire a 50% interest in the Cross property in the Northwest Territories by conducting a staged sampling program of at least 20 tonnes of material per kimberlite. Ashton will have the right to purchase an additional 1% interest in the property following the preparation of a mining feasibility study, at a cost of 1% of the net present value of the property, as calculated in the feasibility study, using an 8% discount factor.

(c) Alberta Projects

Ashton’s exploration activities in northern Alberta are governed by a joint venture agreement dated January 29, 2002 with respect to the Buffalo Hills and Joint Venture Lands and a second one dated December 21, 1998 with respect to the K-14 Kimberlite Project Area. As at December 31, 2005, Ashton’s approximate interests in the projects were:

(i) Buffalo Hills and Joint Venture Lands	46.5% (2004: 45.2%)
(ii) K-14 Kimberlite Project Area	42.8% (2004: 42.8%)

On March 18, 2005, Ashton and its two joint venture partners agreed to terminate the Cayo Lands joint venture governing a large area of interest in northern Alberta effective on December 31, 2005

Ashton Mining of Canada Inc. 2005 Annual Report   29

5. Share Capital

(a) Authorized

The authorized capital of Ashton consists of an unlimited number of common shares without par value and an unlimited number of preferred shares, issuable in series, without par value. No preferred shares have been issued.

(b) Issued and Outstanding Common Shares

	2005		2004
($ in thousands)	Shares Issued	Amount	Shares Issued	Amount

Balance, beginning of year	76,563,600	$99,639	68,296,550	$91,186
Future income benefit of exploration costs renounced to shareholders (note 5(c))		(1,100)		–
Issued during the year:
Private placements (note 5(c))	7,095,900	8,841	7,700,000	8,039
Exercise of options (note5(d))			567,050	414
Cash proceeds	444,000	339
Contributed surplus		2		–
Balance, end of year	84,103,500	$107,721	76,563,600	$99,639

(c) Private Placements

(i) On November 19, 2004, Ashton issued 5.0 million units at a price of $1.05 per unit for gross proceeds of approximately $5 million. Each unit consisted of one common share and one half-warrant. Each whole warrant entitles the holder to purchase one common share at $1.30 per share until May 19, 2007 (see note 5(e)).

(ii) On December 6, 2004, Ashton issued 2.7 million flow-through common shares at a price of $1.15 per share for gross proceeds of $3.1 million. Pursuant to this offering, Ashton also granted 125,000 warrants to the agent. Each warrant entitles the agent to purchase one common share at $1.30 per share until June 6, 2006 (see note 5(e)).

(iii) On December 19, 2005, Ashton issued 7.1 million flow-through common shares at a price of $1.30 per share for gross proceeds of $9.2 million. QIT subscribed to 3,460,000 of the flow-through common shares issued on this day.

Share issue costs of approximately $384,000 were charged as a reduction to share capital in relation to the 2005 private placements (2004 – $300,000).

Pursuant to the issuance of flow-through common shares in 2004 (see note 5(c)(ii)), Ashton agreed to spend and renounce approximately $3.1 million in qualifying exploration expenditures as defined under the Income Tax Act of Canada on or before December 31, 2005. The $1.1 million tax effect of this renunciation was recorded as a reduction of share capital and as a future tax liability. In turn, previously unrecognized future income tax assets were recorded as an income tax recovery to offset the future tax liability.

30   Ashton Mining of Canada Inc. 2005 Annual Report

(d) Stock Option Plan

As at December 31, 2005, Ashton had 4,611,525 options available for granting under a stock option plan established in 1993 and amended from time to time with the approval of shareholders.

The grant of options and their vesting dates are determined at the discretion of the directors. The exercise price of options cannot be less than the average of the daily high and low trading prices on the Toronto Stock Exchange (“TSX”) for the five days immediately preceding the granting of the options and their expiry dates cannot exceed 10 years from the date of grant.

As at December 31, 2005, the following options were issued and outstanding:

			Weighted	Exercisable Options
	Number of	Weighted	Average		Weighted
Range of	Outstanding	Average	Remaining		Average
Exercise Prices	Options	Exercise Price	Contractual Life	Number	Exercise Price
$0.65 to $0.96	1,441,350	$0.88	5.0 years	1,181,350	$0.87
$1.08 to $1.43	1,941,700	$1.16	5.4 years	1,261,300	$1.19
$1.60 to $4.67	1,097,650	$1.74	5.2 years	1,072,650	$1.75
	4,480,700	$1.21	5.2 years	3,515,300	$1.25

Changes in issued and outstanding options during 2005 and 2004 were as follows:

	2005		2004
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price

Balance, beginning of year	3,785,775	$1.22	3,252,275	$1.26
Granted during the year	1,230,675	$1.10	1,187,725	$0.98
Exercised during the year	(444,000)	$0.76	(567,050)	$0.73
Cancelled or expired during the year	(91,750)	$2.31	(87,175)	$2.28
Balance, end of year	4,480,700	$1.21	3,785,775	$1.22

Ashton follows the fair value method of accounting for stock options granted to directors, officers and employees. The weighted average fair value of stock options granted in 2005 was $0.56 (2004 – $0.41). The fair value of options granted in 2005 was estimated using the Black-Scholes option pricing model based on the following assumptions:

Risk-free interest rate	3.94 to 4.25%
Annual dividend per share	0.0%
Expected price volatility	60.0%
Expected life of the options	3 and 6 years

Ashton Mining of Canada Inc. 2005 Annual Report   31

(e) Warrants

As at December 31, 2005, the following warrants were outstanding:

Exercise Price	Number of Warrants	Expiry Date
$1.30	125,000	June 6, 2006
$1.30	2,500,000	May 19, 2007

During the year ended December 31, 2005, 4,326,666 warrants entitling the holder to purchase an equal number of common shares at a price of $1.80 per common share expired unexercised.

(f) Escrow Arrangements

In accordance with the escrow policies of the TSX, ACL entered into an agreement on October 13, 1993, with the TSX, Ashton and Computershare Trust Company of Canada (the “Trustee”), pursuant to which 4,912,249 common shares (the “escrowed shares”) owned by ACL are held on deposit with the Trustee. The escrowed shares may be earned from escrow based upon performance releases as set out in the TSX Founder Stock Policy, or at any prior time with the consent of the TSX and any other applicable Canadian securities commission or similar regulatory authority.

6. Income Taxes

Substantially all of the difference between the actual income tax recovery of $1.1 million (2004 $nil) and the expected statutory corporate income tax recovery relates to losses not recognized for income tax purposes.

The significant components of Ashton’s and its subsidiaries’ future tax assets are as follows:

($ in thousands)	2005	2004

Resource properties	$16,454	$14,674
Equipment and leasehold improvements	641	328
Share issue costs	438	447
Losses carried forward, Canada	1,494	1,231
Losses carried forward, United States	1,330	1,406
	20,357	18,086
Less: valuation allowance	(20,357)	(18,086)
	$–	$–

At December 31, 2005, Ashton and its subsidiaries have operating losses for Canadian income tax purposes of approximately $4.3 million that expire starting in 2007 and operating losses for United States income tax purposes of approximately US$2.9 million that expire at various dates prior to 2021.

7. Related Party Transactions

A member company of the Rio Tinto Group charged $nil (2004 – $298,000) for laboratory analysis contracted by Ashton during the year.

8. Commitments

Ashton has minimum commitments under operating leases for its premises averaging approximately $300,000 per year over the next eight years.

At December 31, 2005, Ashton had provided letters of credit totalling approximately $226,000 (2004 – $538,000) with expiry dates extending to October 14, 2006, guaranteeing performance of exploration work on certain mineral properties.

32   Ashton Mining of Canada Inc. 2005 Annual Report

Forward-looking Information

The Annual Report contains forward-looking statements about the Corporation’s operations, exploration activities and financial conditions. These statements are found in the President’s Message, the Management’s Discussion and Analysis and elsewhere, and are based on Ashton’s best estimates and information at the time of writing. They are nonetheless subject to significant uncertainties and contingencies many of which are beyond the control of the Corporation. Unanticipated events will occur and actual future events may differ materially from current expectations due to exploration results, new business opportunities, changes in priorities by Ashton or its joint venturers as well as other factors. Any of these factors may materially affect the Corporation’s future business activities and its ongoing financial results.

Corporate Information

Board of Directors	Head Office

John B. Cole	Unit 116, 980 West 1st Street
Chair of the Board and	North Vancouver, British Columbia
Chair of the Audit Committee	Canada V7P 3N4
Chartered Accountant
telephone: 604 983 7750
Robert T. Boyd	facsimile: 604 987 7107
President and Chief Executive Officer	email: contact@ashton.ca
Ashton Mining of Canada Inc.	website: www.ashton.ca

G. Bernard Coulombe
Member of the Audit Committee	Auditor
Geological Engineer
PricewaterhouseCoopers LLP
Dr. Alfonso E. Grau	250 Howe Street, Suite 700
Chair of the Compensation Committee and	Vancouver, British Columbia
Member of the Corporate Governance Committee	Canada V6C 3S7
Business Consultant

Stephen J. Jopling	Registrar and Transfer Agent
Member of the Compensation Committee
(formerly General Manager, Commercial,	Computershare Trust Company of Canada
Africa Europe Region, Rio Tinto Mining and	510 Burrard St.
Exploration Limited)	Vancouver, British Columbia
Business Consultant	Canada V6C 3B9

Pierre B. Lebel
Chair of the Corporate Governance Committee	Stock Exchange Listing
and Member of the Audit Committee
Mining Executive and Lawyer	Toronto Stock Exchange
Trading Symbol: ACA
David H. Watkins
Member of the Compensation Committee
and the Corporate Governance Committee	2006 Annual Meeting of Shareholders
Mining Executive and Geologist
The 2006 Annual Meeting of Shareholders
of Ashton Mining of Canada Inc. will be
Officers	held on Thursday, April 27, 2006 at 3:00 p.m.
in the Vancouver Room on the 2nd Floor of
Robert T. Boyd	the Metropolitan Hotel, 645 Howe Street,
President and Chief Executive Officer	Vancouver, British Columbia, Canada.

Alessandro Bitelli
Vice President, Finance

Brooke Clements
Vice President, Exploration

Michael J. Hardin
General Counsel and Corporate Secretary